OMV Investor News

June 23, 2008

OMV participates in additional exploration license in Norway

- OMV acquires 30% interest in offshore license PL 301CS
- Position in E&P core region Northwestern Europe strengthened
- OMV with a total of six offshore licenses in Norway

OMV Aktiengesellschaft, the leading oil and gas group in Central Europe, strengthens its E&P position in the core region Northwestern Europe by acquiring a 30% interest in the exploration license PL 301CS in Norway from the Canadian company Talisman and the Danish company DONG. The new license is located in the Norwegian North Sea, approximately 300 km south-west of Stavanger and less than 30 km north-east of the producing UK field Jade, in which OMV holds an interest. The previous license holders, Talisman as operator and DONG, retain an interest of 42% and 28%, respectively. The agreement is subject to final approval of the Norwegian authorities. This acquisition is part of an expansion of OMV's E&P portfolio which is in line with the Company's growth strategy.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production stated: "We are well on track to build up a strong position in Norway and seek to further this by securing additional high quality exploration acreage in the future."

Growth in Norway

OMV opened an office in Oslo in March 2006 and has moved to Stavanger in August 2007. Two licenses (PL 430, PL 439) were awarded to OMV early 2007 and a further two licenses (PL 449, PL 445) in June 2007. In February 2008, OMV was awarded the operated license PL 471 in the Norwegian Sea. License PL 301CS, which is located 80 km north of the giant Ekofisk oil field, is operated by Talisman (42%) with DONG (28%) and OMV (30%) as partners. All the licenses are located in prospective areas.

Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 21 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 321,000 boe/d, and the Company's proved reserves at the end of 2007 were approximately 1.22 bn boe.

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